Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

January 28, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Copeland Trust Nos. 333-169806 and 811-22483

Ladies and Gentlemen:

On behalf of Copeland Trust (the “Registrant”), transmitted herewith for filing under the Securities Act of 1933, as amended (“1933 Act”) and the Investment Company Act of 1940, as amended, (the “1940 Act”) is Post-Effective Amendment No. 22 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment is being filed pursuant to Rule 485(a)(1) of the 1933 Act and Rule 8b-16 under the 1940 Act for the Copeland Risk Managed Dividend Growth Fund and the Copeland International Risk Managed Dividend Growth Fund, each a series of the Registrant (the “Funds”). The purpose of the filing is to provide disclosure on investment strategy changes for the Funds.

Questions concerning this filing may be directed to the undersigned at (215) 988-2699.

Sincerely yours,

/s/ Nancy P. O’Hara

Nancy P. O’Hara, Esquire

Enclosures